FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 30, 2003, Series 2003-FFH1	**333-108195**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 29, 2003

FINANCIAL ASSET SECURITIES CORP.

By:______________________

Name: Frank Y. Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2003-FFH1, Asset-Backed Certificates, Series 2003-FFH1

Marketing Materials

$577,042,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***As of August 7, 2003***

$577,042,000 (Approximate)
First Franklin Mortgage Loan Trust 2003-FFH1
Asset-Backed Certificates, Series 2003-FFH1

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window (Mths) Call/Mat[4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	$434,029,000	Not Offered Hereby		AAA/Aaa	September 2033	Conforming Senior
A-2	$41,699,000	2.43/2.60	1-76/1-163	AAA/Aaa	September 2033	Floating Rate Senior
M-1	$33,771,000	4.53/4.96	40-76/40-139	AA/Aa2	September 2033	Floating Rate Subordinate
M-2	$32,303,000	4.47/4.85	38-76/38-127	A/A2	September 2033	Floating Rate Subordinate
M-3	$8,810,000	4.44/4.77	38-76/38-110	A-/A3	September 2033	Floating Rate Subordinate
M-4	$8,810,000	4.44/4.72	37-76/37-104	BBB+/Baa1	September 2033	Floating Rate Subordinate
M-5	$10,278,000	4.42/4.60	37-76/37-95	BBB/Baa2	September 2033	Floating Rate Subordinate
M-6	$7,342,000	4.37/4.38	37-76/37-82	BBB-/Baa3	September 2033	Floating Rate Subordinate
Total:	**$577,042,000**					

(1) *The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class A-1 Certificates initially have fixed pass-through rates, but the pass-through rate for such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Roll Date (as defined herein). The Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are priced to call. The margin on the Class A-2 Certificates doubles and the margin on each of the Class A-1 (if applicable), Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

Depositor: Financial Asset Securities Corp.

Servicer: Saxon Mortgage Services, Inc.

Underwriter: Greenwich Capital Markets, Inc.

Trustee: Wells Fargo Bank Minnesota, National Association.

Originator: First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates: The Class A-1 Certificates, the Class A-2 Certificates (together the "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Certificates.***" The Class A-2 Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***"

Federal Tax Status: The Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.

Cut-off Date: The close of business on September 1, 2003.

Expected Pricing Date: On or about August [ ], 2003.

Expected Closing Date: On or about September 29, 2003.

Expected Settlement Date: On or about September 29, 2003.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in [October 2003].

Accrued Interest: The price to be paid by investors for the Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class A-1 Certificates will include accrued interest from September 1, 2003, up to, but not including, the Closing Date ([28] days).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for the Class A-1 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

ERISA Eligibility: The Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans:	115% PPC	(100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans:	100% PPC	(100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $587,320,597 of which: (i) approximately $535,839,746 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $51,480,851 consisted of a pool of non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***"). As of the Cut-off Date, approximately 1.16% of the Group I Mortgage Loans and approximately 0.64% of the Group II Mortgage Loans consisted of loans for which the borrower is entitled to a rebate at the end of each 12 month period for the first four years if the borrower (i) is not delinquent or has not defaulted and (ii) has not prepaid the loan in full for such period (the "***Dividend Loans***"). The rebate will be deducted from available funds each month and will not be available to make any payments on the Certificates, regardless of whether the borrower satisfies the above criteria. For fixed-rate Dividend Loans, the rebate will be 0.25%, 0.25%, 0.25% and 0.50% respectively for the first four 12 month periods. For the adjustable-rate Dividend Loans with an initial fixed rate period of two years, the rebate will be 0.25%, 0.25%, 1.00% and 0.25% respectively for the first four 12 month periods. For the adjustable-rate Dividend Loans with an initial fixed rate period of three years, the rebate will be 0.25%, 0.25%, 0.25% and 1.00% respectively for the first four 12 month periods. Please see the prospectus supplement for a more detailed description of the Dividend Loans. See the attached collateral descriptions for additional information on the Mortgage Loans.
Roll Date:	The Class A-1 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Distribution Date in [August 2005], the "***Roll Date***."
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" is One Month LIBOR plus the related margin for all of the Certificates (other than the Class A-1 Certificates). The Base Rate for the Class A-1 Certificates is (i) a fixed rate for the first [23] Distribution Dates and (ii) One Month LIBOR plus the related margin for every Distribution Date thereafter.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Certificates other than the Class A-1 Certificates).

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Certificates other than the Class A-1 Certificates).

Net WAC Rate Carryover Amount: The "***Net WAC Rate Carryover Amount***" for any class of Certificates and any Distribution Date is equal to the sum of (i) the excess, if any, of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates as described herein. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of [9.00]% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in [June 2005].

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow: The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [1.75]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Amount:

The Required Overcollateralization Amount is equal to:
(i) prior to the Stepdown Date, [1.75]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) [3.50]% of the current aggregate principal balance of the Mortgage Loans; and
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (the "***OC Floor***").

On any Distribution Date on which an OC Step Up Event is in effect, the Required Overcollateralization Amount is equal to:
(i) prior to the Stepdown Date, [2.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) [5.00]% of the current aggregate principal balance of the Mortgage Loans; and
(b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in [October 2006] and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [38.00]% ([39.50]% if an OC Step Up Event exists).

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

OC Step Up Event: A "***OC Step Up Event***" is in effect any Distribution Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2005 to September 2006	[4.50]% initially, plus 1/12th of [1.25]% for each month thereafter
October 2006 to September 2007	[5.75]% initially, plus 1/12th of [1.25]% for each month thereafter
October 2007 to September 2008	[7.00]% initially, plus 1/12th of [1.50] % for each month thereafter
October 2008 and thereafter	[8.50]%

Delinquency Trigger Event: A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [42]% of the Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2006 to September 2007	[3.50]% initially, plus 1/12th of [1.75]% for each month thereafter
October 2007 to September 2008	[5.25]% initially, plus 1/12th of [1.50]% for each month thereafter
October 2008 to September 2009	[6.75]% initially, plus 1/12th of [0.75] % for each month thereafter
October 2009 and thereafter	[7.50]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
AAA	[19.00]%	AAA	[38.00]%
AA	[13.25]%	AA	[26.50]%
A	[7.75]%	A	[15.50]%
A-	[6.25]%	A-	[12.50]%
BBB+	[4.75]%	BBB+	[9.50]%
BBB	[3.00]%	BBB	[6.00]%
BBB-	[1.75]%	BBB-	[3.50]%

Credit Support (if OC Step Up Event Is Triggered):

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
AAA	[19.75]%	AAA	[39.50]%
AA	[14.00]%	AA	[28.00]%
A	[8.50]%	A	[17.00]%
A-	[7.00]%	A-	[14.00]%
BBB+	[5.50]%	BBB+	[11.00]%
BBB	[3.75]%	BBB	[7.50]%
BBB-	[2.50]%	BBB-	[5.00]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-6 Certificates, second to the Class M-5 Certificates, third to the Class M-4 Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates and sixth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds (after deduction for monthly dividend rebates), as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, and eighth, monthly interest to the Class M-6 Certificates.

2) Principal funds, as follows: monthly principal to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," and then monthly principal to the Class M-6 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates and then any unpaid applied Realized Loss amount to the Class M-6 Certificates.

4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any Net WAC Rate Carryover Amounts with respect to the Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates *pro rata* based on aggregate certificate principal balance.

5) To the extent available, any remaining Excess Cashflow to pay any remaining Net WAC Rate Carryover Amounts, first to the Senior Certificates *pro rata* based on their respective entitlements,, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificate, then to the Class M-5 Certificates and lastly to the Class M-6 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally *pro rata* based on principal collected in the related loan group, then principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates and 6) Class M-6 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, such that the Senior Certificates will have at least [38.00]% credit enhancement ([39.50% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [26.50]% credit enhancement ([28.00]% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [15.50]% credit enhancement ([17.00]% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [12.50]% credit enhancement ([14.00]% credit enhancement if an OC Step Up Event exists), fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [9.50]% credit enhancement ([11.00]% credit enhancement if an OC Step Up Event exists), sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [6.00]% credit enhancement ([7.50]% credit enhancement if an OC Step Up Event exists), and seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least [3.50]% credit enhancement ([5.00]% credit enhancement if an OC Step Up Event exists) (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particula context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present marke conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rate slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of th securities may differ from those shown in the Computational Materials due to differences between the actual underlying asset and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation c any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capita Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any c the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has bee filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securitie discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall nc constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in thi communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of suc securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus suppleme relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in th communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwic Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willin to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should mak every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the origin to such party by mail.

Effective Net WAC Rate Schedule with respect to Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates

Period	Net WAC Rate (1)	Effective Net WAC Rate (2)	Period	Net WAC Rate (1)	Effective Net WAC Rate (2)	Period	Net WAC Rate (1)	Effective Net WAC Rate (2)
1	8.39%	9.00%	27	9.94%	9.94%	52	11.66%	11.66%
2	7.03%	9.00%	28	10.22%	10.22%	53	11.65%	11.65%
3	7.27%	9.00%	29	10.22%	10.22%	54	12.44%	12.44%
4	7.03%	9.00%	30	11.31%	11.31%	55	11.62%	11.62%
5	7.03%	9.00%	31	10.21%	10.21%	56	12.00%	12.00%
6	7.52%	9.00%	32	10.55%	10.55%	57	11.61%	11.61%
7	7.03%	9.00%	33	10.40%	10.40%	58	11.99%	11.99%
8	7.27%	9.00%	34	11.38%	11.38%	59	11.59%	11.59%
9	7.04%	9.00%	35	11.02%	11.02%	60	11.58%	11.58%
10	7.27%	9.00%	36	11.01%	11.01%	61	11.95%	11.95%
11	7.04%	9.00%	37	11.37%	11.37%	62	11.55%	11.55%
12	7.04%	9.00%	38	11.00%	11.00%	63	11.93%	11.93%
13	7.27%	9.00%	39	11.54%	11.54%	64	11.53%	11.53%
14	7.04%	9.00%	40	11.76%	11.76%	65	11.52%	11.52%
15	7.27%	9.00%	41	11.75%	11.75%	66	12.74%	12.74%
16	7.04%	9.00%	42	13.00%	13.00%	67	11.49%	11.49%
17	7.04%	9.00%	43	11.73%	11.73%	68	11.86%	11.86%
18	7.79%	9.00%	44	12.11%	12.11%	69	11.47%	11.47%
19	7.04%	9.00%	45	11.71%	11.71%	70	11.84%	11.84%
20	7.30%	9.00%	46	12.10%	12.10%	71	11.44%	11.44%
21	7.60%	9.00%	47	11.70%	11.70%	72	11.43%	11.43%
22	9.75%	9.75%	48	11.69%	11.69%	73	11.80%	11.80%
23	9.45%	9.45%	49	12.07%	12.07%	74	11.40%	11.40%
24	9.45%	9.45%	50	11.67%	11.67%	75	11.77%	11.77%
25	9.76%	9.76%	51	12.05%	12.05%	76	11.38%	11.38%
26	9.44%	9.44%						

(1) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call (adjusted to actual/360).
(2) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call, assumes 1-month LIBOR equals 20.00% and assumes payments are received from the Yield Maintenance Agreement (such payments from the Yield Maintenance Agreement are divided by the principal balance of the Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates)(adjusted to actual/360).

Yield Maintenance Agreement Schedule

Period	Cap Balance	Cap Strike	Cap Ceiling
1	$143,013,000.00	8.386530%	9.000000%
2	$142,613,491.21	7.034130%	9.000000%
3	$142,153,020.74	7.269060%	9.000000%
4	$141,632,370.85	7.034860%	9.000000%
5	$141,052,505.55	7.034740%	9.000000%
6	$140,414,611.44	7.519770%	9.000000%
7	$139,720,096.14	7.034480%	9.000000%
8	$138,970,585.40	7.269150%	9.000000%
9	$138,167,918.77	7.035030%	9.000000%
10	$137,319,498.36	7.271190%	9.000000%
11	$136,427,939.58	7.036540%	9.000000%
12	$135,496,232.90	7.036480%	9.000000%
13	$134,526,622.13	7.271030%	9.000000%
14	$133,521,504.03	7.036860%	9.000000%
15	$132,483,417.91	7.272070%	9.000000%
16	$131,415,034.33	7.038720%	9.000000%
17	$130,319,142.79	7.038930%	9.000000%
18	$129,198,638.48	7.793390%	9.000000%
19	$128,056,508.32	7.042500%	9.000000%
20	$126,896,178.24	7.295040%	9.000000%
21	$125,724,584.74	7.599200%	9.000000%
22	$0.00	0.000000%	0.000000%

Weighted Average Life Tables

Class A-2 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	18.99	4.54	3.19	2.43	1.91	1.51	1.33
MDUR (yr)	16.03	4.26	3.05	2.35	1.85	1.48	1.30
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	04/25/32	02/25/16	03/25/12	01/25/10	09/25/08	10/25/07	05/25/06

Class A-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	19.04	4.84	3.41	2.60	2.03	1.55	1.33
MDUR (yr)	16.06	4.50	3.24	2.49	1.97	1.52	1.30
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	06/25/33	03/25/28	11/25/21	04/25/17	04/25/14	04/25/12	05/25/06

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.19	8.33	5.74	4.53	4.19	4.07	3.33
MDUR (yr)	20.29	7.55	5.35	4.28	3.98	3.88	3.20
First Prin Pay	10/25/25	12/25/07	10/25/06	01/25/07	05/25/07	10/25/07	05/25/06
Last Prin Pay	04/25/32	02/25/16	03/25/12	01/25/10	09/25/08	10/25/07	02/25/07

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.31	9.11	6.33	4.96	4.52	5.09	4.72
MDUR (yr)	20.35	8.13	5.83	4.65	4.27	4.79	4.46
First Prin Pay	10/25/25	12/25/07	10/25/06	01/25/07	05/25/07	11/25/07	05/25/06
Last Prin Pay	04/25/33	04/25/25	04/25/19	04/25/15	09/25/12	01/25/11	02/25/11

Weighted Average Life Tables

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.19	8.33	5.74	4.47	3.93	3.84	3.35
MDUR (yr)	18.04	7.21	5.17	4.12	3.66	3.58	3.15
First Prin Pay	10/25/25	12/25/07	10/25/06	11/25/06	01/25/07	03/25/07	11/25/06
Last Prin Pay	04/25/32	02/25/16	03/25/12	01/25/10	09/25/08	10/25/07	02/25/07

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.30	9.04	6.27	4.85	4.22	4.08	3.62
MDUR (yr)	18.09	7.67	5.57	4.42	3.90	3.79	3.39
First Prin Pay	10/25/25	12/25/07	10/25/06	11/25/06	01/25/07	03/25/07	11/25/06
Last Prin Pay	04/25/33	10/25/23	12/25/17	04/25/14	12/25/11	06/25/10	03/25/09

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.19	8.33	5.74	4.44	3.83	3.59	3.16
MDUR (yr)	17.00	7.03	5.08	4.04	3.53	3.33	2.95
First Prin Pay	10/25/25	12/25/07	10/25/06	11/25/06	12/25/06	02/25/07	09/25/06
Last Prin Pay	04/25/32	02/25/16	03/25/12	01/25/10	09/25/08	10/25/07	02/25/07

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.29	8.93	6.19	4.77	4.08	3.79	3.32
MDUR (yr)	17.04	7.41	5.40	4.29	3.73	3.50	3.08
First Prin Pay	10/25/25	12/25/07	10/25/06	11/25/06	12/25/06	02/25/07	09/25/06
Last Prin Pay	02/25/33	06/25/21	02/25/16	11/25/12	11/25/10	07/25/09	07/25/08

Weighted Average Life Tables

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.19	8.33	5.74	4.44	3.80	3.52	3.08
MDUR (yr)	15.15	6.70	4.91	3.92	3.42	3.19	2.82
First Prin Pay	10/25/25	12/25/07	10/25/06	10/25/06	11/25/06	12/25/06	08/25/06
Last Prin Pay	04/25/32	02/25/16	03/25/12	01/25/10	09/25/08	10/25/07	02/25/07

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.28	8.84	6.12	4.72	4.01	3.69	3.21
MDUR (yr)	15.18	6.99	5.16	4.12	3.58	3.33	2.93
First Prin Pay	10/25/25	12/25/07	10/25/06	10/25/06	11/25/06	12/25/06	08/25/06
Last Prin Pay	01/25/33	06/25/20	05/25/15	05/25/12	06/25/10	03/25/09	04/25/08

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.19	8.33	5.74	4.42	3.77	3.45	3.01
MDUR (yr)	13.95	6.47	4.78	3.83	3.33	3.08	2.72
First Prin Pay	10/25/25	12/25/07	10/25/06	10/25/06	11/25/06	11/25/06	07/25/06
Last Prin Pay	04/25/32	02/25/16	03/25/12	01/25/10	09/25/08	10/25/07	02/25/07

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.26	8.66	5.98	4.60	3.90	3.56	3.10
MDUR (yr)	13.97	6.64	4.93	3.95	3.43	3.17	2.79
First Prin Pay	10/25/25	12/25/07	10/25/06	10/25/06	11/25/06	11/25/06	07/25/06
Last Prin Pay	11/25/32	03/25/19	06/25/14	08/25/11	12/25/09	10/25/08	11/25/07

Weighted Average Life Tables

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.15	8.21	5.67	4.37	3.70	3.38	2.94
MDUR (yr)	13.94	6.41	4.73	3.79	3.28	3.02	2.66
First Prin Pay	10/25/25	12/25/07	10/25/06	10/25/06	10/25/06	10/25/06	06/25/06
Last Prin Pay	04/25/32	02/25/16	03/25/12	01/25/10	09/25/08	10/25/07	02/25/07

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.16	8.25	5.69	4.38	3.71	3.39	2.95
MDUR (yr)	13.94	6.43	4.75	3.80	3.29	3.03	2.67
First Prin Pay	10/25/25	12/25/07	10/25/06	10/25/06	10/25/06	10/25/06	06/25/06
Last Prin Pay	06/25/32	12/25/16	11/25/12	07/25/10	01/25/09	01/25/08	05/25/07

Mortgage Loans
As of the Cut-off Date

TOTAL OUTSTANDING PRINCIPAL BALANCE:	$587,320,597					
NUMBER OF LOANS:	4,254					
			Minimum		Maximum	
AVG ORIGINAL LOAN AMOUNT:	$138,368.83		$20,000.00		$675,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$138,063.14		$19,971.75		$672,166.67	
WAVG CURRENT LOAN RATE:	7.782	%	5.750	%	10.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	6.127	%	1.290	%	8.000	%
WAVG MAXIMUM LOAN RATE:	13.744	%	11.750	%	21.500	%
WAVG MINIMUM LOAN RATE:	7.738	%	5.750	%	10.500	%
WAVG INITIAL PERIODIC RATE CAP:	2.996	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	21	months	1	months	58	months
WAVG ORIGINAL TERM:	359.25	months	180.00	months	360.00	months
WAVG REMAINING TERM:	355.85	months	174.00	months	358.00	months
WAVG ORIGINAL LTV:	99.48	%	50.00	%	100.00	%
WAVG CREDIT SCORE:	649		542		804	
FIRST PAY DATE:			Feb 01, 2003		Aug 01, 2003	
MATURITY DATE:			Mar 01, 2018		Jul 01, 2033	
TOP PROPERTY STATE CONC ($):	16.48 % California, 9.35 % Ohio, 7.23 % Florida					
MAXIMUM ZIP CODE CONC ($):	0.28 % 92345					

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
19,972 - 50,000	187	7,939,557.07	1.35
50,001 - 100,000	1,345	105,192,733.53	17.91
100,001 - 150,000	1,325	164,641,406.74	28.03
150,001 - 200,000	717	122,515,829.67	20.86
200,001 - 250,000	329	73,418,296.28	12.50
250,001 - 300,000	168	45,899,868.96	7.82
300,001 - 350,000	96	31,066,833.89	5.29
350,001 - 400,000	49	18,267,170.67	3.11
400,001 - 450,000	20	8,541,917.69	1.45
450,001 - 500,000	5	2,339,450.72	0.40
500,001 - 550,000	5	2,636,131.18	0.45
550,001 - 600,000	4	2,301,826.94	0.39
600,001 - 650,000	3	1,887,406.80	0.32
650,001 - 672,167	1	672,166.67	0.11
Total	4,254	587,320,596.81	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	30	2,462,966.57	0.42
360	4,224	584,857,630.24	99.58
Total	4,254	587,320,596.81	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
174 - 174	2	190,982.83	0.03
175 - 176	16	1,496,891.36	0.25
177 - 178	12	775,092.38	0.13
351 - 352	1	123,652.36	0.02
353 - 354	310	39,090,266.01	6.66
355 - 356	1,541	203,572,489.01	34.66
357 - 358	2,372	342,071,222.86	58.24
Total	4,254	587,320,596.81	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	3,331	437,543,598.36	74.50
PUD	486	86,350,813.15	14.70
Condominium	288	39,861,358.69	6.79
Two-Four Family	148	23,484,621.91	4.00
Manufactured Housing	1	80,204.70	0.01
Total	4,254	587,320,596.81	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	4,250	586,876,942.65	99.92
Second Home	3	241,005.36	0.04
Non-owner	1	202,648.80	0.03
Total	4,254	587,320,596.81	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	3,494	472,319,353.87	80.42
Cash Out Refinance	553	84,292,470.07	14.35
Rate/Term Refinance	207	30,708,772.87	5.23
Total	4,254	587,320,596.81	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50.00 - 50.00	1	52,338.69	0.01
55.01 - 60.00	1	94,865.45	0.02
65.01 - 70.00	1	80,204.70	0.01
75.01 - 80.00	3	418,792.76	0.07
80.01 - 85.00	2	250,609.11	0.04
85.01 - 90.00	1	139,281.68	0.02
90.01 - 95.00	308	45,578,196.84	7.76
95.01 - 100.00	3,937	540,706,307.58	92.06
Total	4,254	587,320,596.81	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	31	2,625,890.44	0.45
Arizona	112	16,922,012.49	2.88
Arkansas	8	727,478.96	0.12
California	419	96,805,400.24	16.48
Colorado	60	10,546,256.23	1.80
Connecticut	43	6,629,283.65	1.13
Delaware	4	441,189.23	0.08
Florida	328	42,491,729.76	7.23
Georgia	139	20,803,395.27	3.54
Idaho	9	1,172,265.22	0.20
Illinois	255	34,318,703.29	5.84
Indiana	180	17,888,673.34	3.05
Iowa	63	5,171,402.00	0.88
Kansas	54	5,531,570.08	0.94
Kentucky	120	13,040,127.10	2.22
Louisiana	4	530,757.32	0.09
Maine	13	1,465,783.45	0.25
Maryland	33	5,726,752.01	0.98
Massachusetts	82	16,348,717.60	2.78
Michigan	302	40,561,405.76	6.91
Minnesota	78	13,825,125.28	2.35
Mississippi	25	2,257,903.68	0.38
Missouri	138	14,577,266.83	2.48
Montana	3	286,197.08	0.05
Nebraska	44	4,580,883.48	0.78
Nevada	65	12,430,709.51	2.12
New Hampshire	43	8,175,195.82	1.39
New Jersey	33	6,260,881.97	1.07
New Mexico	9	1,597,384.32	0.27
New York	82	11,672,935.58	1.99
North Carolina	141	19,119,638.17	3.26
North Dakota	3	306,998.39	0.05
Ohio	501	54,908,651.67	9.35
Oklahoma	6	380,458.16	0.06
Oregon	69	10,776,719.76	1.83
Pennsylvania	130	11,528,891.23	1.96
Rhode Island	9	1,553,358.72	0.26
South Carolina	87	9,612,025.01	1.64

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
South Dakota	9	929,429.31	0.16
Tennessee	87	8,348,312.85	1.42
Texas	156	17,847,517.95	3.04
Utah	46	6,795,966.96	1.16
Vermont	1	117,500.00	0.02
Virginia	56	7,116,074.68	1.21
Washington	78	11,323,869.17	1.93
West Virginia	11	1,057,783.52	0.18
Wisconsin	80	9,671,832.72	1.65
Wyoming	5	512,291.55	0.09
Total	4,254	587,320,596.81	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	4,199	577,942,285.36	98.40
Limited Income Verification	54	9,287,591.08	1.58
No Income Verification	1	90,720.37	0.02
Total	4,254	587,320,596.81	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
542 - 550	1	95,263.88	0.02
551 - 600	86	10,720,039.24	1.83
601 - 650	2,618	348,634,853.00	59.36
651 - 700	1,054	151,866,291.56	25.86
701 - 750	382	60,099,127.85	10.23
751 - 800	111	15,780,345.24	2.69
801 - 804	2	124,676.04	0.02
Total	4,254	587,320,596.81	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.750 - 6.000	6	980,535.06	0.17
6.001 - 7.000	528	89,012,138.21	15.16
7.001 - 8.000	2,084	304,354,736.02	51.82
8.001 - 9.000	1,451	176,989,995.99	30.14
9.001 - 10.000	172	14,866,856.20	2.53
10.001 - 10.750	13	1,116,335.33	0.19
Total	4,254	587,320,596.81	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.290 - 2.000	2	212,568.62	0.04
2.001 - 3.000	1	149,803.09	0.03
3.001 - 4.000	2	251,447.96	0.05
4.001 - 5.000	55	11,306,652.42	2.24
5.001 - 6.000	1,456	233,421,219.53	46.19
6.001 - 7.000	1,722	223,663,294.51	44.26
7.001 - 8.000	358	36,350,736.43	7.19
Total	3,596	505,355,722.56	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.750 - 12.000	6	980,535.06	0.19
12.001 - 13.000	472	79,704,418.71	15.77
13.001 - 14.000	1,829	268,544,814.19	53.14
14.001 - 15.000	1,180	146,588,384.47	29.01
15.001 - 16.000	104	8,759,339.28	1.73
16.001 - 17.000	3	350,638.07	0.07
18.001 - 19.000	1	152,592.78	0.03
21.001 - 21.500	1	275,000.00	0.05
Total	3,596	505,355,722.56	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.750 - 6.000	6	980,535.06	0.19
6.001 - 7.000	472	79,759,569.92	15.78
7.001 - 8.000	1,831	268,917,255.76	53.21
8.001 - 9.000	1,180	146,588,384.47	29.01
9.001 - 10.000	104	8,759,339.28	1.73
10.001 - 10.500	3	350,638.07	0.07
Total	3,596	505,355,722.56	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/01/03	1	204,210.39	0.04
11/01/03	1	325,614.14	0.06
12/01/03	1	229,532.98	0.05
06/01/04	2	417,990.64	0.08
01/01/05	1	123,652.36	0.02
02/01/05	7	705,620.14	0.14
03/01/05	245	31,385,422.78	6.21
04/01/05	533	67,347,495.76	13.33
05/01/05	744	101,195,727.45	20.02
06/01/05	947	138,758,600.36	27.46
07/01/05	1,027	151,628,066.38	30.00
08/01/05	9	927,036.99	0.18
03/01/06	4	528,880.78	0.10
04/01/06	9	1,340,542.58	0.27
05/01/06	9	977,568.31	0.19
06/01/06	18	2,530,271.87	0.50
07/01/06	20	3,102,487.58	0.61
03/01/08	3	468,655.25	0.09
05/01/08	3	821,077.00	0.16
06/01/08	6	1,324,984.80	0.26
07/01/08	6	1,012,284.02	0.20
Total	3,596	505,355,722.56	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	3	759,357.51	0.15
2.000	2	417,990.64	0.08
3.000	3,591	504,178,374.41	99.77
Total	3,596	505,355,722.56	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	2,980	392,916,120.70	66.90
5YR IO 2/28 6 Mo LIBOR ARM	533	99,155,501.52	16.88
Fixed Rate	649	81,255,587.34	13.83
3/27 6 Mo LIBOR ARM	51	6,851,601.66	1.17
5/25 6 Mo LIBOR ARM	13	2,240,051.07	0.38
5YR IO 3/27 6 Mo LIBOR ARM	9	1,628,149.46	0.28
5YR IO 5/25 6 Mo LIBOR ARM	5	1,386,950.00	0.24
6 Mo LIBOR ARM	3	759,357.51	0.13
BALLOON 15/30	9	709,286.91	0.12
1/29 6 Mo LIBOR ARM	2	417,990.64	0.07
Total	4,254	587,320,596.81	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	522	74,026,607.02	12.60
12	65	11,687,576.69	1.99
24	1,941	287,799,130.29	49.00
36	1,703	210,879,984.61	35.91
48	23	2,927,298.20	0.50
Total	4,254	587,320,596.81	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	522	74,026,607.02	12.60
Prepayment Penalty	3,732	513,293,989.79	87.40
Total	4,254	587,320,596.81	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non-Dividend Loans	4,200	580,796,087.67	98.89
Dividend Loans	54	6,524,509.14	1.11
Total	4,254	587,320,596.81	100.00

Group I Mortgage Loans
As of the Cut-off Date

TOTAL OUTSTANDING PRINCIPAL BALANCE:	$535,839,746					
NUMBER OF LOANS:	4,122					
			Minimum		Maximum	
AVG ORIGINAL LOAN AMOUNT:	$130,287.61		$20,000.00		$393,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$129,995.09		$19,971.75		$392,497.07	
WAVG CURRENT LOAN RATE:	7.810	%	5.750	%	10.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	6.165	%	1.290	%	8.000	%
WAVG MAXIMUM LOAN RATE:	13.773	%	11.750	%	21.500	%
WAVG MINIMUM LOAN RATE:	7.767	%	5.750	%	10.500	%
WAVG INITIAL PERIODIC RATE CAP:	2.997	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	21	months	1	months	58	months
WAVG ORIGINAL TERM:	359.17	months	180.00	months	360.00	months
WAVG REMAINING TERM:	355.77	months	174.00	months	358.00	months
WAVG ORIGINAL LTV:	99.45	%	50.00	%	100.00	%
WAVG CREDIT SCORE:	647		542		804	
FIRST PAY DATE:			Feb 01, 2003		Aug 01, 2003	
MATURITY DATE:			Mar 01, 2018		Jul 01, 2033	
TOP PROPERTY STATE CONC ($):	12.57 % California, 9.98 % Ohio, 7.68 % Florida					
MAXIMUM ZIP CODE CONC ($):	0.31 % 92345					

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
19,972 - 50,000	187	7,939,557.07	1.48
50,001 - 100,000	1,345	105,192,733.53	19.63
100,001 - 150,000	1,325	164,641,406.74	30.73
150,001 - 200,000	717	122,515,829.67	22.86
200,001 - 250,000	329	73,418,296.28	13.70
250,001 - 300,000	168	45,899,868.96	8.57
300,001 - 350,000	47	14,716,887.43	2.75
350,001 - 392,497	4	1,515,166.56	0.28
Total	4,122	535,839,746.24	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	30	2,462,966.57	0.46
360	4,092	533,376,779.67	99.54
Total	4,122	535,839,746.24	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
174 - 174	2	190,982.83	0.04
175 - 176	16	1,496,891.36	0.28
177 - 178	12	775,092.38	0.14
351 - 352	1	123,652.36	0.02
353 - 354	301	35,573,444.34	6.64
355 - 356	1,500	188,121,541.20	35.11
357 - 358	2,290	309,558,141.77	57.77
Total	4,122	535,839,746.24	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	3,238	401,569,196.68	74.94
PUD	458	75,300,085.55	14.05
Condominium	277	35,405,637.40	6.61
Two-Four Family	148	23,484,621.91	4.38
Manufactured Housing	1	80,204.70	0.01
Total	4,122	535,839,746.24	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	4,118	535,396,092.08	99.92
Second Home	3	241,005.36	0.04
Non-owner	1	202,648.80	0.04
Total	4,122	535,839,746.24	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	3,379	426,935,151.04	79.68
Cash Out Refinance	540	79,625,313.16	14.86
Rate/Term Refinance	203	29,279,282.04	5.46
Total	4,122	535,839,746.24	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50.00 - 50.00	1	52,338.69	0.01
55.01 - 60.00	1	94,865.45	0.02
65.01 - 70.00	1	80,204.70	0.01
75.01 - 80.00	3	418,792.76	0.08
80.01 - 85.00	2	250,609.11	0.05
85.01 - 90.00	1	139,281.68	0.03
90.01 - 95.00	305	44,586,103.79	8.32
95.01 - 100.00	3,808	490,217,550.06	91.49
Total	4,122	535,839,746.24	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	31	2,625,890.44	0.49
Arizona	108	15,482,758.78	2.89
Arkansas	8	727,478.96	0.14
California	344	67,333,383.59	12.57
Colorado	58	9,810,095.38	1.83
Connecticut	42	6,255,274.89	1.17
Delaware	4	441,189.23	0.08
Florida	325	41,176,829.76	7.68
Georgia	136	19,763,633.26	3.69
Idaho	9	1,172,265.22	0.22
Illinois	251	32,843,017.58	6.13
Indiana	178	17,134,494.78	3.20
Iowa	62	4,837,609.73	0.90
Kansas	54	5,531,570.08	1.03
Kentucky	119	12,515,127.10	2.34
Louisiana	4	530,757.32	0.10
Maine	13	1,465,783.45	0.27
Maryland	31	4,889,615.78	0.91
Massachusetts	79	15,116,154.66	2.82
Michigan	300	39,564,670.10	7.38
Minnesota	76	13,116,944.11	2.45
Mississippi	25	2,257,903.68	0.42
Missouri	137	14,065,266.83	2.62
Montana	3	286,197.08	0.05
Nebraska	44	4,580,883.48	0.85
Nevada	61	10,978,121.22	2.05
New Hampshire	40	7,153,987.27	1.34
New Jersey	29	4,726,556.86	0.88
New Mexico	9	1,597,384.32	0.30
New York	79	10,367,721.52	1.93
North Carolina	137	17,561,464.32	3.28
North Dakota	3	306,998.39	0.06
Ohio	497	53,450,445.69	9.98
Oklahoma	6	380,458.16	0.07
Oregon	68	10,390,109.79	1.94
Pennsylvania	130	11,528,891.23	2.15
Rhode Island	9	1,553,358.72	0.29

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
South Carolina	87	9,612,025.01	1.79
South Dakota	9	929,429.31	0.17
Tennessee	87	8,348,312.85	1.56
Texas	154	17,183,658.46	3.21
Utah	46	6,795,966.96	1.27
Vermont	1	117,500.00	0.02
Virginia	56	7,116,074.68	1.33
Washington	78	11,323,869.17	2.11
West Virginia	11	1,057,783.52	0.20
Wisconsin	79	9,322,541.97	1.74
Wyoming	5	512,291.55	0.10
Total	4,122	535,839,746.24	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	4,069	527,147,360.46	98.38
Limited Income Verification	52	8,601,665.41	1.61
No Income Verification	1	90,720.37	0.02
Total	4,122	535,839,746.24	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
542 - 550	1	95,263.88	0.02
551 - 600	86	10,720,039.24	2.00
601 - 650	2,559	327,023,714.79	61.03
651 - 700	1,012	135,326,460.05	25.26
701 - 750	357	49,312,258.95	9.20
751 - 800	105	13,237,333.29	2.47
801 - 804	2	124,676.04	0.02
Total	4,122	535,839,746.24	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.750 - 6.000	6	980,535.06	0.18
6.001 - 7.000	490	73,401,278.61	13.70
7.001 - 8.000	2,016	278,285,254.71	51.93
8.001 - 9.000	1,427	168,000,178.05	31.35
9.001 - 10.000	170	14,056,164.48	2.62
10.001 - 10.750	13	1,116,335.33	0.21
Total	4,122	535,839,746.24	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.290 - 2.000	2	212,568.62	0.05
2.001 - 3.000	1	149,803.09	0.03
3.001 - 4.000	2	251,447.96	0.05
4.001 - 5.000	44	6,387,200.33	1.39
5.001 - 6.000	1,381	204,635,704.66	44.65
6.001 - 7.000	1,687	210,278,607.85	45.89
7.001 - 8.000	358	36,350,736.43	7.93
Total	3,475	458,266,068.94	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.750 - 12.000	6	980,535.06	0.21
12.001 - 13.000	437	65,408,054.08	14.27
13.001 - 14.000	1,766	244,435,753.26	53.34
14.001 - 15.000	1,159	138,714,848.13	30.27
15.001 - 16.000	102	7,948,647.56	1.73
16.001 - 17.000	3	350,638.07	0.08
18.001 - 19.000	1	152,592.78	0.03
21.001 - 21.500	1	275,000.00	0.06
Total	3,475	458,266,068.94	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.750 - 6.000	6	980,535.06	0.21
6.001 - 7.000	437	65,463,205.29	14.28
7.001 - 8.000	1,768	244,808,194.83	53.42
8.001 - 9.000	1,159	138,714,848.13	30.27
9.001 - 10.000	102	7,948,647.56	1.73
10.001 - 10.500	3	350,638.07	0.08
Total	3,475	458,266,068.94	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/01/03	1	204,210.39	0.04
12/01/03	1	229,532.98	0.05
06/01/04	2	417,990.64	0.09
01/01/05	1	123,652.36	0.03
02/01/05	7	705,620.14	0.15
03/01/05	237	28,207,137.84	6.16
04/01/05	525	64,467,704.61	14.07
05/01/05	721	92,345,252.33	20.15
06/01/05	910	124,116,661.00	27.08
07/01/05	988	136,335,394.27	29.75
08/01/05	9	927,036.99	0.20
03/01/06	4	528,880.78	0.12
04/01/06	8	982,176.01	0.21
05/01/06	9	977,568.31	0.21
06/01/06	17	2,146,092.34	0.47
07/01/06	20	3,102,487.58	0.68
03/01/08	3	468,655.25	0.10
05/01/08	2	442,077.00	0.10
06/01/08	5	875,034.80	0.19
07/01/08	5	662,903.32	0.14
Total	3,475	458,266,068.94	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2	433,743.37	0.09
2.000	2	417,990.64	0.09
3.000	3,471	457,414,334.93	99.81
Total	3,475	458,266,068.94	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	2,918	369,613,934.95	68.98
5YR IO 2/28 6 Mo LIBOR ARM	480	77,614,524.59	14.48
Fixed Rate	638	76,864,390.39	14.34
3/27 6 Mo LIBOR ARM	49	6,109,055.56	1.14
5/25 6 Mo LIBOR ARM	12	1,890,670.37	0.35
5YR IO 3/27 6 Mo LIBOR ARM	9	1,628,149.46	0.30
BALLOON 15/30	9	709,286.91	0.13
5YR IO 5/25 6 Mo LIBOR ARM	3	558,000.00	0.10
6 Mo LIBOR ARM	2	433,743.37	0.08
1/29 6 Mo LIBOR ARM	2	417,990.64	0.08
Total	4,122	535,839,746.24	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	501	65,801,126.09	12.28
12	58	8,840,626.76	1.65
24	1,867	258,974,428.35	48.33
36	1,673	199,296,266.84	37.19
48	23	2,927,298.20	0.55
Total	4,122	535,839,746.24	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	501	65,801,126.09	12.28
Prepayment Penalty	3,621	470,038,620.15	87.72
Total	4,122	535,839,746.24	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non-Dividend Loans	4,069	529,643,851.90	98.84
Dividend Loans	53	6,195,894.34	1.16
Total	4,122	535,839,746.24	100.00

Group II Mortgage Loans
As of the Cut-off Date

TOTAL OUTSTANDING PRINCIPAL BALANCE:	$51,480,851					
NUMBER OF LOANS:	132					
			Minimum		Maximum	
AVG ORIGINAL LOAN AMOUNT:	$390,723.25		$323,000.00		$675,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$390,006.44		$322,007.74		$672,166.67	
WAVG CURRENT LOAN RATE:	7.487	%	6.125	%	9.250	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.766	%	4.500	%	7.000	%
WAVG MAXIMUM LOAN RATE:	13.463	%	12.125	%	15.250	%
WAVG MINIMUM LOAN RATE:	7.463	%	6.125	%	9.250	%
WAVG INITIAL PERIODIC RATE CAP:	2.986	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	22	months	2	months	58	months
WAVG ORIGINAL TERM:	360.00	months	360.00	months	360.00	months
WAVG REMAINING TERM:	356.73	months	354.00	months	358.00	months
WAVG ORIGINAL LTV:	99.78	%	93.69	%	100.00	%
WAVG CREDIT SCORE:	671		601		794	
FIRST PAY DATE:			Apr 01, 2003		Aug 01, 2003	
MATURITY DATE:			Mar 01, 2033		Jul 01, 2033	

TOP PROPERTY STATE CONC ($): 57.25 % California, 3.03 % North Carolina, 2.98 % New Jersey
MAXIMUM ZIP CODE CONC ($): 1.71 % 91342

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
322,008 - 350,000	49	16,349,946.46	31.76
350,001 - 400,000	45	16,752,004.11	32.54
400,001 - 450,000	20	8,541,917.69	16.59
450,001 - 500,000	5	2,339,450.72	4.54
500,001 - 550,000	5	2,636,131.18	5.12
550,001 - 600,000	4	2,301,826.94	4.47
600,001 - 650,000	3	1,887,406.80	3.67
650,001 - 672,167	1	672,166.67	1.31
Total	132	51,480,850.57	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	132	51,480,850.57	100.00
Total	132	51,480,850.57	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
354 - 354	9	3,516,821.67	6.83
355 - 356	41	15,450,947.81	30.01
357 - 358	82	32,513,081.09	63.16
Total	132	51,480,850.57	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	93	35,974,401.68	69.88
PUD	28	11,050,727.60	21.47
Condominium	11	4,455,721.29	8.66
Total	132	51,480,850.57	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	132	51,480,850.57	100.00
Total	132	51,480,850.57	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	115	45,384,202.83	88.16
Cash Out Refinance	13	4,667,156.91	9.07
Rate/Term Refinance	4	1,429,490.83	2.78
Total	132	51,480,850.57	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
93.69 - 95.00	3	992,093.05	1.93
95.01 - 100.00	129	50,488,757.52	98.07
Total	132	51,480,850.57	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	4	1,439,253.71	2.80
California	75	29,472,016.65	57.25
Colorado	2	736,160.85	1.43
Connecticut	1	374,008.76	0.73
Florida	3	1,314,900.00	2.55
Georgia	3	1,039,762.01	2.02
Illinois	4	1,475,685.71	2.87
Indiana	2	754,178.56	1.46
Iowa	1	333,792.27	0.65
Kentucky	1	525,000.00	1.02
Maryland	2	837,136.23	1.63
Massachusetts	3	1,232,562.94	2.39
Michigan	2	996,735.66	1.94
Minnesota	2	708,181.17	1.38
Missouri	1	512,000.00	0.99
Nevada	4	1,452,588.29	2.82
New Hampshire	3	1,021,208.55	1.98
New Jersey	4	1,534,325.11	2.98
New York	3	1,305,214.06	2.54
North Carolina	4	1,558,173.85	3.03
Ohio	4	1,458,205.98	2.83
Oregon	1	386,609.97	0.75
Texas	2	663,859.49	1.29
Wisconsin	1	349,290.75	0.68
Total	132	51,480,850.57	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	130	50,794,924.90	98.67
Limited Income Verification	2	685,925.67	1.33
Total	132	51,480,850.57	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 - 650	59	21,611,138.21	41.98
651 - 700	42	16,539,831.51	32.13
701 - 750	25	10,786,868.90	20.95
751 - 794	6	2,543,011.95	4.94
Total	132	51,480,850.57	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.125 - 7.000	38	15,610,859.60	30.32
7.001 - 8.000	68	26,069,481.31	50.64
8.001 - 9.000	24	8,989,817.94	17.46
9.001 - 9.250	2	810,691.72	1.57
Total	132	51,480,850.57	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.500 - 5.000	11	4,919,452.09	10.45
5.001 - 6.000	75	28,785,514.87	61.13
6.001 - 7.000	35	13,384,686.66	28.42
Total	121	47,089,653.62	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.125 - 13.000	35	14,296,364.63	30.36
13.001 - 14.000	63	24,109,060.93	51.20
14.001 - 15.000	21	7,873,536.34	16.72
15.001 - 15.250	2	810,691.72	1.72
Total	121	47,089,653.62	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.125 - 7.000	35	14,296,364.63	30.36
7.001 - 8.000	63	24,109,060.93	51.20
8.001 - 9.000	21	7,873,536.34	16.72
9.001 - 9.250	2	810,691.72	1.72
Total	121	47,089,653.62	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11/01/03	1	325,614.14	0.69
03/01/05	8	3,178,284.94	6.75
04/01/05	8	2,879,791.15	6.12
05/01/05	23	8,850,475.12	18.79
06/01/05	37	14,641,939.36	31.09
07/01/05	39	15,292,672.11	32.48
04/01/06	1	358,366.57	0.76
06/01/06	1	384,179.53	0.82
05/01/08	1	379,000.00	0.80
06/01/08	1	449,950.00	0.96
07/01/08	1	349,380.70	0.74
Total	121	47,089,653.62	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1	325,614.14	0.69
3.000	120	46,764,039.48	99.31
Total	121	47,089,653.62	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	62	23,302,185.75	45.26
5YR IO 2/28 6 Mo LIBOR ARM	53	21,540,976.93	41.84
Fixed Rate	11	4,391,196.95	8.53
5YR IO 5/25 6 Mo LIBOR ARM	2	828,950.00	1.61
3/27 6 Mo LIBOR ARM	2	742,546.10	1.44
5/25 6 Mo LIBOR ARM	1	349,380.70	0.68
6 Mo LIBOR ARM	1	325,614.14	0.63
Total	132	51,480,850.57	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	21	8,225,480.93	15.98
12	7	2,846,949.93	5.53
24	74	28,824,701.94	55.99
36	30	11,583,717.77	22.50
Total	132	51,480,850.57	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Prepayment Penalty	21	8,225,480.93	15.98
Prepayment Penalty	111	43,255,369.64	84.02
Total	132	51,480,850.57	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Non-Dividend Loans	131	51,152,235.77	99.36
Dividend Loans	1	328,614.80	0.64
Total	132	51,480,850.57	100.00